Simpson Thacher & Bartlett llp
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Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
212-455-2812	rfenyes@stblaw.com
January 11, 2006
VIA FEDERAL EXPRESS AND EDGAR

Re:	Activant Solutions Inc. Registration Statement on Form S-4 filed October 18, 2006 File No.: 333-138081
Jay Ingram
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Ingram:
     On behalf of Activant Solutions Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 15, 2006 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-4 filed on October 18, 2006 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates the Registration Statement to reflect financial and other information as of and for the fiscal year ended September 30, 2006.
     For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the comment letter and the Company’s response to each comment appears below.
General
1.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company hereby confirms that it intends to comply with the requirements of Rule 14e-1 and hold the exchange offer open for at least 20 full business days. The Company also will include the exchange offer expiration date in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.
Industry and Market Data
2.	We note that the disclosure about your industry is based upon independent industry publications or other publicly available information. We also note that you cannot guarantee the accuracy and completeness of the information nor have you independently verified it. Since potential investors should be able to rely upon data and statistics in your registration statement that are based upon reasonable and sound assumptions, your disclosure, as currently drafted, appears inappropriate. Please revise to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market data and statistics presented.

The Company has deleted the third sentence on page i of the Registration Statement in order to remove any implication that it is not responsible for assessing the reasonableness and soundness of the market data and statistics presented in the Registration Statement.
Executive Compensation, page 88
3.	Please update the executive compensation disclosure through September 30, 2006. Compensation must be included for such year because the company should have those numbers available. However, if bonus amounts for the prior year have not yet been determined, this should be noted in a footnote together with disclosure regarding the date the bonus will be determined, any formula or criteria that will be used or any other pertinent information. Refer to Interp J.8B. of Telephone Interp. Manual (July 1997).

The Company has generally updated the financial and other data included in the Registration Statement to reflect the Company’s results for September 30, 2006. This updated information includes executive compensation for September 30, 2006.
The Exchange Offer
Expiration Date: Extensions, Amendments, page 99
4.	You disclose that you will give oral or written notice of extension or termination to the exchange agent. Similarly, you disclose that you will give oral or written notice of any extension or termination as promptly as practicable. Please advise how oral notice of any extension to the exchange agent is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of 14e-1(d).

The Company hereby confirms that it does not anticipate the need to provide oral notice of extension or termination to the exchange agent and as such, has removed the reference to such notice from the Registration Statement.

5.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

The Company has added disclosure on page 100 to reflect that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

6.	You reserve the right to delay the acceptance of the outstanding notes. Clarify the circumstances in which you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of exchange offer, so state.

The Company has revised the disclosure on page 100 to clarify that the Company reserves the right to delay acceptance for exchange any outstanding notes only in the case that it amends or extends the exchange offer. Any such delay will be consistent with Rule 14e-1(c).
Conditions to the Exchange Offer, page 100
7.	An exchange offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. As such, your disclosure references “threatened” actions, which would appear to involve a subjective determination.

The Company has amended the disclosure on page 100 to clarify that any action or proceeding that has been threatened must be threatened in writing in order to constitute a condition precedent to the exchange offer, thereby eliminating any such subjective determination on the part of the Company.

Pursuant to Rule 457(q) under the Securities Act, no filing fee is required.
     If you have any questions regarding this filing, please do not hesitate to contact Richard A. Fenyes at (212) 455-2812 or Dana Cicerani at (212) 455-3824.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP